Exhibit 99.1

Biodexa Announces Pricing of $3.5 Million Registered Direct Offering & Concurrent Private Placement of Pre-Funded Warrants and Warrants

June 30, 2026

Biodexa Pharmaceuticals PLC, (Nasdaq: BDRX) (“Biodexa” or the “Company”), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, today announced the pricing of a $0.8 million registered offering (the “Registered Offering”), a $1.0 million concurrent private placement (the “Private Offering”) and a $1.7 million warrant inducement (the “Warrant Inducement” and, together with the Registered Offering and the Private Offering, the “Offerings”) utilizing existing share capital authorities.

The Registered Offering consists of 282,952 American depositary shares (“ADSs”) (or pre-funded warrants in lieu thereof) at an offering price of $2.85 per ADS. The Private Offering consists of pre-funded warrants to purchase 350,877 ADSs at a combined offering price of $2.8499 per pre-funded warrant. In consideration for the immediate exercise of existing warrants (the “Existing Warrants”) for cash, the Company agreed to reduce the exercise price of the Existing Warrants to $2.85 and, subject to shareholder approval, issue new unregistered Series O warrants (“Series O Warrants”) to purchase an aggregate of 1,219,512 ADSs.

In addition, subject to shareholder approval, the investor will be issued (i) in connection with the Registered Offering, Series M warrants (“Series M Warrants”) to purchase up to 282,952 ADSs (the “Series M Warrant ADSs”), (ii) in connection with the Private Offering, Series N warrants (“Series N Warrants,” and together with the Series M Warrants and Series O Warrants, the “Warrants”) to purchase up to 701,754 ADSs (the “Series N Warrant ADSs”) and (iii) in connection with the Warrant Inducement, Series O warrants to purchase up to an aggregate of 1,219,512 ADSs (the “Series O Warrant ADSs,” and together with the Series M Warrant ADSs and Series N Warrant ADSs, the “Warrant ADSs”). The Warrants sold in the Offerings will be delivered and become exercisable without trigger upon receipt of shareholder approval to allot the Warrants, the Warrant ADSs and the ordinary shares underlying the Warrant ADSs (the “Warrant Shares”) offered in the Private Placement without triggering statutory preemptive rights under the laws of England and Wales. The Warrants each have an exercise price of $2.85 per ADS and are not exercisable until the Company obtains the shareholder approval. They will expire five years from the date such stockholder approval is obtained.

The Offerings are expected to close on or about July 1, 2026, subject to customary closing conditions. The aggregate gross proceeds to the Company, before deducting placement agent fees and other offering expenses, are expected to be approximately $3.5 million. The Company intends to use the net proceeds from this offering to fund its development programs, for working capital and for other general corporate purposes.

Maxim Group LLC is acting as the sole placement agent and warrant inducement agent for the Offerings.

The Registered Offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-290554) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on September 30, 2025. The Registered Offering is being made only by means of a prospectus supplement and accompanying prospectus that form a part of the effective shelf registration statement. A prospectus supplement relating to the ADSs and a portion of the pre-funded warrants to be issued in the Registered Offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the Registered Offering, together with the accompanying prospectus, can be obtained at the SEC's website at www.sec.gov or by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or by telephone at (212) 895-3745.

A portion of the pre-funded warrants and the Warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”) and Regulation D promulgated thereunder and, along with Warrant ADSs, have not been registered under the Act, or applicable state securities laws. Accordingly, the Warrants, pre-funded warrants offered in the private placement, underlying Warrant ADSs and ADSs issuable upon exercise of the pre-funded warrants offered in the private placement may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws. Pursuant to a securities purchase agreement, the Company has agreed to file one or more registration statements with the SEC covering the resale of the ADSs issuable upon exercise of the pre-funded warrants and Warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Biodexa Pharmaceuticals PLC

The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Bladder Cancer, MTX240 under development for Gastrointestinal Stromal Tumors (GIST) and tolimidone, under development for the treatment of type 1 diabetes.

eRapa is a proprietary oral capsule formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

MTX240 is a molecular glue, bringing two intracellular proteins, PDE3a and SLFN12, specifically co-expressed by GIST cancer cells, into close proximity to form a stable complex. This interaction stabilizes SLFN12, enabling it to drive RNase-mediated apoptosis in GIST cells through a mechanism independent of KIT signalling.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States.  Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation.  All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements including, but not limited to, statements regarding the completion of the offering, the satisfaction of customary closing conditions related to the offering, the anticipated use of proceeds therefrom, and the exercise of the Existing Warrants prior to their expiration. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.”  Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements.  These forward-looking statements speak only as of the date of this announcement.  All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above.  Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.

For more information, please contact:

Biodexa Pharmaceuticals PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)29 20480 180

www.biodexapharma.com

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